UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33892 / June 15, 2020

_____

In the Matter of	:
	:
VARAGON CAPITAL CORPORATION	:
VCC ADVISORS, LLC	:
VARAGON CAPITAL PARTNERS, L.P.	:
VARAGON FUND I, L.P.	:
	:
299 Park Avenue, 3rd Floor	:
New York, NY 10171	:
	:
	:
(812-15059)	:
	:

_____

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT

Varagon Capital Corporation, et al. filed an application on August 12, 2019, and amendments to the
application on November 27, 2019, February 20, 2020, and April 29, 2020, requesting an order
under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1
under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d)
and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business
development companies and registered closed-end management investment companies (collectively,
"Regulated Funds") to co-invest in portfolio companies with each other and with affiliated
investment funds and accounts.

On May 18, 2020, a notice of the filing of the application was issued (Investment Company Act
Release No. 33867). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered. No
request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions is
consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Varagon Capital Corporation, et al. (File No. 812-15059) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary